Asia Premium Television Group, Inc.

RM 602, 2 North Tuanjiehu Street, Chaoyang District

Beijing, 100026, People’s Republic of China

_______________

 (86-10) 6582-7900

June 25, 2009

Joseph M. Kempf

Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C.  20549

Re:

-Asia Premium Television Group, Inc. (“Company”)
-Staff Comment Letter dated April 23, 2009 (“Comment Letter”)

Dear Mr. Kempf:

This letter represents the Company’s response to the Comment Letter dated April 23, 2009 from the staff at the Securities and Exchange Commission (“Comment Letter”).  Separately, we are filing via EDGAR an amended  Form 10-K for the annual period ended September 30, 2008 (“Amended 2008 Form 10-K”) and a Form 10-Q for the quarterly period ended December 31, 2008 (“Amended 2008 Form 10-Q”) addressing the comments raised in the Common Letter as set forth below.  For reference purposes, our responses below correspond numerically to the numbered comments in the Comment Letter.

Form 10-K

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. Bernstein & Pinchuk LLP have informed us that for purposes of the financial statements at issue they did not engage other local firms in China. They have a staff of approximately 20 professionals located in China that work full time for them under their direct supervision and control. Nearly all of the staff in China have several years US GAAP and GAAS experience working for "big 4" accounting firms in China and are trained by them on updates.

Consolidated Balance Sheets, page F-3

2. The difference between the two balance sheets of the same date (September 30, 2008) is caused by the later reclassification of JXHC’s assets and liabilities as discontinued operations  and the reclassification of the minority interest as explained below (See page F-9 of our From 10-Q for the quarterly period ended December 31, 2008). Total Current Assets increased by $366,660. This increase represents JXHC’s amount of liabilities to related parties net of receivables from related parties which was originally shown as a reduction of the related party receivables but reclassified as a liability of discontinued operations in the December 31, 2008 10Q.   In addition, the original minority interest shown was reclassified as a reduction of liabilities from discontinued operations on the December 31, 2008 10Q since the minority owner, was to absorb that portion of the payables. The resulting difference to current liabilities was $680,583 less $424,112 or $256,471.

Consolidated statements of changes in stockholders equity (deficiency), page F-5

3. In the consolidated statements of changes in stockholders’ equity (deficiency) on page F-5, we combined Additional Paid in Capital-common stock and Additional Paid in Capital-warrants into “Capital in excess of par value (deficit)”. The amount $7,805,618 in “Capital in excess of par value (deficit)” includes the warrants issued to investors on June 22, 2007 and July 4, 2008 as well as the common stock and warrants issued in the Her Village Ltd. (HV) transaction described in page F-12 of the stated Form 10-K and below.

With respect to the HV transaction dated July 4, 2008, as reflected in the fifth paragraph of page F-12 of the stated Form 10-K, we entered into a share subscription agreement with HV pursuant to which they acquired 1,000,000 shares of our common stock and a like amount of warrants with a strike price of US$1 for $1,000,000. We also received certain non-exclusive access rights to HV’s advertising market and media channels.

To account for the issuance of all three sets of warrants described above, we assessed the warrants’ value using Black-Scholes and allocated the proceeds from the issuance pro-rata to common stocks and warrants based on their value at the issuance date.

Consolidated Statements of Cash Flows, page F-6

4. The referenced $6,390,759 line item will be revised to “consideration paid to acquire licensing rights” during the year (see discussion in paragraph 9 below relating to the revision). It consisted of $4,500,000 cash paid, $1,500,000 common stock of the Company paid; $390,759 is other related expenses paid which were eligible for capitalization. The cash flow statement should be amended so that $1,500,000 should be deducted from both the $6,390,759 in “cash flows used in investing activities” and the $7,957,452 proceeds from issuing shares in the “cash flows from financing activities” and a footnote to the cash flows statement should disclose the noncash transaction. The changes will be reflected in the Amended 2008 Form 10-K.

Note 1 – Summary of Significant Accounting Policies, page F-7

Organization, Page F-7

5. The transaction regarding the disposition of the Company’s BAHA media business and the transaction with CMCA/Union Max, both of which occurred on the same date, were indeed separate agreements and independently negotiated. They were however components of our plan to move into the mobile media and marketing sector in China. To our knowledge, there were no related parties or common owners, officers or directors involving any of the participants of the two transactions at the time of each respective transaction.

Subsidiaries, page F-7

6. We acquired a 70% stock ownership of JXHC in its stock purchase agreement with Nanchang Hongcheng Dasha Trading Company Ltd. The statement on page F-7 that we are entitled to “70% of the profits” of JXHC merely reflects how we would book revenues as a subsidiary. We do not believe that the two statements are inconsistent.

7. As mentioned above, we acquired a 70% stock ownership of JXHC.  The statement in the fifth paragraph of page F-13 will be corrected in our Amended 2008 Form 10-K to reflect that the minority shareholder absorbed 30% of the JXHC losses. In the Amended 2008 Form 10-K, we also will amplify the fact that we acquire a 70% stock ownership interest in JXHC.

8. CMCA is not for profit organization which under PRC law is able to own subsidiaries. It was the 100% owner of Union Max Enterprises Ltd. (“Union Max”). Union Max is one of several operating entities owned by CMCA to conduct business transactions. Through Union Max, CMCA was able to sell rights to operate as a Class One Service Provider in China.

9. The transaction between the Company and Union Max and the transaction involving the acquisition of JXHC were separate, independent transactions.

With respect to the transaction with Union Max, on January 3, 2008, we entered into an agreement with Union Max to acquire a Provincial Class One Full Service Operator license for the Jiangxi Province, PRC. As consideration, we paid Union Max the sum of $6 million, of which $4.5 million was paid in cash and $1.5 million was paid in the form of our common stock. As a result of that transaction, we acquired a Provincial Class One Full Service Operator license for the Jiangxi Province. We did not acquire a business.  Hence, we believe that the provisions of Rules 8.04 and 8.05 are inapplicable.

With respect to the transactions to acquire JXHC, on December 31, 2007, we entered into an agreement with Nanchang Hongcheng Mansion Limited, an unaffiliated company, to acquire the 70% interest in JXHC. As consideration, we paid the seller the sum of $1 and 2 million RMB (approximately $282,486). In addition, we were required to invest 7 million RMB (approximately $988,700) in JXHC post transaction.  The table below reflects the various calculations under Rule 8.04 of Regulation S-X. As a result, we believe that we did not meet the minimum 20% test for the presentation of financial statements and pro-forma statements of the acquired entity (JXHC) as required under Rule 8.04 of Regulation S-X.

Consummate date: 3/28/2008		Rule 8-04 (b)(1)	Rule 8-04 (b)(2)	Rule 8-04 (b)(3)
Numerator	Item	Investments in the acquiree	Smaller reporting company's proportionate share of the total assets (after intercompany eliminations) of the acquiree	Smaller reporting company's equity in the income from continuing operations before income taxes, of the acquiree
	Amount	$282,487	$414,477	Loss
Denominator	Item	Total consolidated assets of the smaller reporting company as of the end of the most recently completed fiscal year (9/30/2007)	Total consolidated assets of the smaller reporting company as of the end of the most recently completed fiscal year (9/30/2007)	Such consolidated income of the smaller reporting company for the most recently completed fiscal year (3/31/3007)
	Amount	$18,157,308	$18,157,308	$2,604,534
Percentage		1.6%	2%	N/A

In our Amended From 10-K, we will clarify the independent nature of the two transactions.

Management’s Discussion and Analysis

Results of Operations, page 12

10. Please refer to the revised Management’s Discussions and Analysis contained in the Amended 2008 Form 10-K.

Form 10-Q for December 31, 2008

Financial statements

Note 11 – Operations to be disposed of, page 13

11. The loss of $18,993 represents our percentage interest (70%) in the net loss of JXHC for the three months ended December 31, 2008. We did not adjust the depreciable lives of PPE of this discounted operation but ceased depreciation of property, plant and equipment of discontinued operation according to SFAS144.

The $113,503 amount is the negative net interest that JXHC’s minority owner had in JXHC. Due to continuous net loss occurred by JXHC, the 30% interest taken by its minority owner was net loss $113,503 as of December 31, 2008.

Our management made the decision and committed to the plan to sell JXHC in January 2009, and the related business was reclassified as long-lived assets to be disposed of by sale since that date. JXHC was available for immediate sale at that time point and we had the intent and ability to transfer the assets to a buyer in its present condition. CEC Unet, a company which had common management with us, was considered the primary buyer of the assets, so the action to complete the plan to sell the assets had been initiated, and the sale of the asset was probable. The  transfer of the asset is expected to qualify for recognition as a completed sale, within one year. This action also indicated that it is unlikely that significant changes to the plan would be made or the plan would be withdrawn.

Note 12 – Subsequent Events, page 24

12. We reported the registration default obligation in Note 12 Subsequent Events of the stated Form 10-Q but did not account for obligation due to the fact that we received the demand on January 4, 2009, which was after the applicable quarter end. We accounted for the obligation in the financial statements of the subsequent quarter (ended March 31, 2009) as reflected in our Form 10-Q for such period (see Note 8 on page 16 of the Form 10-Q). As reflected therein, we recognized a loss of $1,050,000 based on the market price of $1.05 of the Company’s common shares as of June 4, 2007, the date of the Financing Transaction, for the six months ended March 31, 2009.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 20

13. Please refer to the revised Management’s Discussions and Analysis contained in the Amended 2008 Form 10-Q.

Exhibits 31.2

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

14. Please refer to the revised certifications contained in the Amended 2008 Form 10-Q.

Exhibits 32.2

Certification Pursuant to 18 USC Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15. Please refer to the revised certifications contained in the Amended 2008 Form 10-Q.

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If you have any questions concerning the Company’s responses, please direct all such comments and questions directly to our counsel, Daniel H. Luciano, Esq. His phone number is 908-832-5546 and his fax number is 847-556-1456.

Very truly yours,

Asia Premium Television Group, Inc.

/s/ Carla Zhou

Carla Zhou

Chief Executive Officer

EXHIBIT I

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Except for the historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties, and which speak only as of the date of this annual report.  No one should place strong or undue reliance on any forward looking statements.  Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the risks described in Item 1A and elsewhere in this annual report.  This Item should be read in conjunction with the financial statements and related notes and with the understanding that our actual future results may be materially different from what is currently expected or projected by us.

OVERVIEW

We were organized under the laws of the State of Nevada on September 21, 1989. We went through various name changes prior to September 2002 when the name was changed to Asia Premium Television Group, Inc. We were originally formed to purchase, merge with or acquire any business or assets which management believes has potential for being profitable.

We entered into a stock for stock acquisition with Beijing Asia Hongzhi Advertising Co., Ltd. its wholly-owned PRC subsidiaries Shandong Hongzhi Communications and Career Advertising Co., Ltd. and Tibet Asia Culture Media Co., Ltd. (the "BAHA Group") during March 2003, which was finalized on July 9, 2004. We operated the business of BAHA Group through late 2007 and early 2008 when we determined to re-direct the company’s business from traditional advertising and marketing towards a more technology driven advertising and marketing model. To accomplish our plan, we undertook the following actions:

➢ On November 23, 2007, we entered into an agreement with China Mobile and Communications Association (“CMCA”) to acquire the rights to the P Phone project pursuant to which we issued 700,000 shares of our common stock valued at $4.00 per share for a total consideration of $2.8 million. The P Phone project will enable users to make mobile e-payments for top up minutes and have access to personalized media content. CMCA is China’s leading association of nationwide Telecoms.

➢ On December 27, 2007, we acquired from Nanchang Hongcheng Mansion Limited, an unaffiliated PRC company, a 70% stock ownership interest in Jiangxi Hongcheng Tengyi Telecommunication Company, Ltd ("JXHC”). As consideration for the acquisition of JXHC, we paid the seller the sum of $1 and 2 million RMB (approximately $282,486). In addition, we are required to invest 7 million RMB (approximately $988,700) in JXHC.

JXHC is a reseller of top up mobile minutes from China Mobile Group in Jiangxi Province. The transaction closed in March 2008.

➢ On January 3, 2008, we;

o

sold our traditional advertising business, the BAHA Group, to Fanya Advertising  Company Ltd., an unaffiliated third party, for an aggregate cash consideration of $4.8 million. The transaction closed on January 10, 2008.

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acquired through Union Max Enterprises, Ltd., an entity owned by CMCA, the license to operate as a Provincial Class One Full Service Operator in Jiangxi Province, PRC.  CMCA is China's leading association of telecommunications and telecommunication-related companies. We paid Union Max the sum of $4.5 million in cash and 300,000 shares of our common stock valued at $5.00 per share for a total consideration of $6 million to obtain the Class One license.  The transaction closed in March 2008.

Due to the divestiture of the BAHA Group during our current fiscal year, our consolidated financial statements contained in this Form 10-K do not include the operating results of the BAHA Group.

Unless otherwise indicated herein, all amounts are in US Dollars.

Results of Operations.

Fiscal Year End September 30, 2008 compared with the Six Month Period Ended September 30, 2007

The following discussion compares our results from operations for the 12 month fiscal period ended September 30, 2008 with the six month period ended September 30, 2007. Moreover, we did not have any revenues from operations for the six moth period ended September 30, 2007. Thus, the period to period comparisons below may not necessarily be meaningful.

Revenues. For the twelve month period ended September 30, 2008, we had revenues of $1.4 million compared with no revenues for the six month period ended September 30, 2007. Of our total revenues for the 2008 ended period, approximately $420,000 was generated from consulting services to a PRC advertising company and approximately $970,000 was generated by JXHC, which we acquired in January 2008. JXHC derives revenues through the resale of top up mobile minutes of China Mobile Group to consumers in Jiangxi province. No revenues were recognized for the six month period ended September 30, 2007 due to the fact that we acquired JXHC in January 2008 and we had no other prior operations, except for discontinued operations.

Cost of Sales. For the twelve month period ended September 30, 2008, we had cost of sales of $0.96 million compared with no cost of sales for the six month period ended September 30, 2007.

Cost of sales is the cost of the minutes from China Mobile Group.

General and Administrative. For the twelve month period ended September 30, 2008, we had general and administrative expenses of $1.65 million compared with $0.14 million in general and administrative expenses for the six month period ended September 30, 2007. General and administrative expense is comprised of professional fees, including legal and accounting fees, executive compensation, operating overhead, entertainment expense and other miscellaneous expenses. These amounts relate primarily to JXHC (which we acquired in January 2008) and its operations, expenses related to our consulting business, along with expenses associated with our corporate overhead for the 12 month period ended September 30, 2008. The 2007 amount represents only expenses associated with our corporate overhead for the six month period ended September, 20, 2007 as the operations of BAHA Group, our former operating entity, were excluded from our general and administrative expenses for the two periods.

Depreciation and amortization. For the twelve month period ended September 30, 2008, we had depreciation and amortization expenses of $0.846 million compared with $5,000 in depreciation and amortization expenses for the six month period ended September 30, 2007. The increase in depreciation and amortization for the 2008 period is due mainly to the amortization of the license to operate as a Provincial Class One Full Service Operator in Jiangxi Province, PRC  which was acquired in January 2008.

Other Income. For the twelve month period ended September 30, 2008, we had interest income of $8,657 compared with $7,383 in interest income the six month period ended September 30, 2007. We also had an impairment loss of $4.7million for the 2008 period due to the divestiture of the BAHA Group business which occurred in January 2008.

Income (Loss) from Continuing Operations Before Income Tax Expense. We has a Loss from Continuing Operations Before Income Tax Expense of $6.8 million and $0.138 million for the 2008 and 2007 respectively.

Minority Interest and Income From Discontinued Operations. We had a minority interest gain in the 2008 period of $87,258. The gain is attributable to the negative net interest that JXHC’s minority owner had in JXHC. Due to the net loss occurred by JXHC for the fiscal year ended September 30, 2008, the 30% interest taken by its minority owner was net loss $87,258.  During the 2007 period, we had a gain of $0.59 million due to BAHA’s operating income for the six months ended September 30, 2007. We did not have a comparable gain or loss for the 2008 period.

Foreign Currency Translation Adjustment. Foreign currency translation adjustment, which is the impact of different foreign exchange rates applied in to the balance sheet and income statement, was a loss of $0.384 million for the 2008 period. We did not have an adjustment for the 2007 due to our lack of operations.

Total Comprehensive Loss. We had a Total Comprehensive Loss for the twelve month period ended September 30, 2008 period of $7.1 million compared with a gain of $0. 46 million for the six month period ended September 30, 2007.

Six Months Ended September 30, 2007 Compared to Six Months Ended September 30, 2006

Total Revenues, Cost of Sales and Gross Margin.  We had no revenues, cost of sales or gross margin during the six months ended September 30, 2007 or 2006.

Total Expenses. Our total expenses for the six months ended September 30, 2007 were $0.15 million, which consisted primarily of general and administrative expenses of $0.14 million. This represented an increase of 36% from our total expenses of $0.11 million for the six months ended September 30, 2006, which was primarily the result of an increase in office and administrative expenses due to internal reorganization of staff.

Income Before Income Taxes. Our loss before income taxes was $0.14 million for the six months ended September 30, 2007 compared to $0.11 million for the six months ended September 30, 2006.

Discontinued operations. Our discontinued operations income was $0.6 million for the six months ended September 30, 2007 compared to $0.3 million for the six months ended September 30, 2006. This was from the sale of the BAHA Group.

Net Income. As a result of the foregoing, our net income increased by 177.13% to $0.5 million for the six months ended September 30, 2007 from $0.2 million for the six months ended September 30, 2006.

FACTORS AFFECTING OUR FUTURE REVENUES

Our P Phone business segment is expected to be a primary contributor to revenue in the next few years, beginning in 2008. We hope to achieve rapid adoption of our services with corresponding increase to our revenue and profit. Factors affecting this business are wide ranging and include both the overall Chinese economic condition, the growth of particular products in our product mix, and the actions of competitors. In particular, our revenues will be shaped by the formation and structure of our key partnerships, including those with China Mobile’s subsidiaries and partners. Our approach will be to focus on select Chinese provinces where we hope to achieve high penetration rates among existing mobile consumers and secure a dominant position in the market. This vertical approach will enable us to build brand recognition and create diversified revenues of mobile on-

the-fly debit-card based payments, mobile marketing through a common customer base. P Phone will feature five services and products: (1)Payment Services (resale of China Mobile Usage Minutes to end consumers), (2)Wireless, Debit-card based Mobile Payment, (3)Personal media and content services (4) P Phone-branded debit and cash cards; and (5) Mobile marketing and advertising. These products and services will be the strong driven force of our revenues. We can not predict the level of revenues from or whether we will be successful with our new business ventures.

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EXHIBIT II

( a )  Mobile Internet Software Licensing and Mobile Community Distribution

The Company’s mobile internet software licensing and mobile community distribution business would deploy a combination of existing and future mobile assets for sale through third party licensing agreements. The Company expects to acquire existing entertainment and other content from third party providers under licensing agreements with these providers. The Company would then “push” this licensed content along with advertising content to its mobile users. Similar to a web-based advertising strategy, the Company would expect to receive revenues for the pushed advertising content. A portion of the advertising revenues received would be paid to the (entertainment and other) content providers under the licensing agreement. In addition, the Company intends to license its P Phone, PIMIE, and Globestream mobile technologies to third parties, including internet content providers. Under the contemplated licensing arrangements, the Company would receive licensing revenues from the licensee, and in addition, it would gain non-exclusive access to the user databases of each licensee, including user profiles and preferences. These databases would then provide the backbone for ATVG’s future mobile marketing business by enabling advertisers to offer specialized and targeted mobile marketing solutions based on accessed user profiles and preferences.

The Company believes that it will be able to accomplish this business development with limited capital outlay. The Company does not anticipate paying upfront fees for licensing arrangements with content providers, rather, it anticipates paying a percentage of the revenues received from advertisers to the content providers. The Company believes that it has available capital on hand to fund the costs required to implement this business. To the extent that there is a shortfall in available capital, the Company will be required to raise additional capital to fund the business. The Company does not have any capital commitments at this time.  The Company cautions investors that its ability to implement its new business strategy will be subject to entering into formal agreements with numerous parties, including agreements with advertisers willing to pay fees for distributing their advertising content, the independent performance of third parties, and the general acceptance of its products and services in the PRC marketplace, among other uncertainties. Accordingly, the Company can not predict whether it will be successful with its new business initiatives.

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